UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

FULUCAI PRODUCTIONS LTD.
(Exact name of Registrant as specified in its charter)

Nevada	000-54154	68-0680436
(State or other jurisdiction	(Commission File No.)	(IRS Employer Identification No.)
of incorporation)

161 Silverado Ponds Way S.W.
Calgary, Alberta T2X0B7
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (403) 630-4319

Approximate Date of Mailing: July 27, 2012

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF
FULUCAI PRODUCTIONS LTD.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of FuLuCai Productions Ltd., a Nevada corporation (“Company,” “we,” “us,” or “our”), as of August 2, 2012, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed acquisition and share issuance (the “Acquisition”) by and between the Company,  Equine Venture Group, Inc., a company incorporated pursuant to the laws of Nevada (“Equine”), and the sole shareholder of Equine, Jennifer Serek (“Serek”), as described in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on July 6, 2012. Pursuant to the proposed terms of the Acquisition, the Company would acquire all of the issued and outstanding units of Equine in exchange for the issuance to Serek of up to 5,000,000 shares of common stock of the Company. The (the “Closing”) shall occur on or before July 31, 2012, subject to  financial statements as required to be filed by the Company upon the Closing in accordance with U.S. securities laws, approval by the sole director and shareholder of Equine and the existing assets of the Company  transferred to James Durward, the Company’s current director and President in exchange for the return to treasury by James Durward of fifteen million restricted shares of common stock of the Company and certain other closing conditions.

Upon Closing, Equine shall become a wholly-owned subsidiary of the Company. It is currently anticipated that the Closing will occur on or around July 31, 2012. The Company intends to file a Current Report on Form 8-K upon the Closing of the Acquisition.

As such, following the Closing, Serek shall own approximately 1.31% of the Company’s issued and outstanding common stock as at Closing after taking into consideration all of the transactions to be completed at Closing including the return to treasury of 15,000,000 shares of the common stock of the Company. As a condition of the Acquisition, there will be a change in the Company’s Board of Directors at the Closing.

Specifically, James Durward and Gordon Rix will resign as directors and as officers and that Jennifer Serek and other appointees as presented by Equine, but not yet known shall be appointed as directors.  Ms. Serek shall be appointed as our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, President, Secretary and Treasurer, at Closing (the “Incoming Director and Officer”).

This Information Statement is being mailed on or about August 2, 2012 to all holders of record on such date. A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Director and Incoming Officer. You are not required to take any action with respect to the appointment of the Incoming Director and Officer.

Voting Securities

There are currently issued and outstanding 90,000,000 shares of our common stock, par value $0.0001 per share (“Common Stock”). Each common shareholder is entitled to one vote per share of Common Stock held on all matters to be voted on. The Company has no other securities outstanding.

Change in Control

There has been no change in control of the Company since the beginning of our last fiscal year. The controlling shareholder, Mr. James Durward, has received an offer to purchase 50,000,000 of his shares from a Company based in Hong Kong.   Should this transaction, which is not a condition to closing, occur then there would be a change in control with the Hong Kong shareholder holding 65.79% of the issued and outstanding shares of the Company and Ms. Serek holding 1.31% of the issued and outstanding shares of the Company.

Directors and Executive Officers

The following table sets forth certain information for the incoming director and incoming officer after the forthcoming change in officers and directors.

Name	Age	Position
Jennifer Serek	29	Director, Chief Executive Officer, President, Secretary, Treasurer and Chief Financial Officer

The Board of Directors is comprised of only one class. All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders. Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

Our Board of Directors believes that Ms. Serek has talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests.   It is the intend of Ms. Serek to appoint other directors and officers subsequent to her appointment such that the Board of Directors of the Company shall have a well-rounded Board of Directors to undertake the new business of the Company.   The information below with respect to our Incoming Director and  Officer includes Ms. Serek’s experience, qualifications, attributes, and skills that led our Board of Directions to the conclusion that she should serve as a director and/or executive officer.

Biographies

Jennifer Serek

From May 2005 to present, Ms. Serek has been the owner and President of Springbank Stables, Responsible for Training and Competitions for 25 "A" Circuit Hunters and Jumpers Competing across North American.

Ms. Serek is responsible for scouting and selecting horses through contacts and agents across the World Transporting horses to Canada and various shows by means of land and air.  She also deal with handling all aspects of showing, training, conditioning of horses and students. She manages a staff of 9 plus handling farriers, vets, massage therapists. She is responsible for marketing of show horses by competing them at various competitions across North America and the training of students of all levels.

Ms. Serek is also the sole officer and director of Equine Venture Group Inc. a company which is being acquired by the Company, which intends to be in the purchase, training and resales of show horses.

Ms. Serek is not a director or officer of any other reporting issuers.

Terms of Office

The Company’s proposed director will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Nevada Revised Statutes. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

The Company’s incoming officer will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and the proposed Incoming Director and Officer. During our fiscal year ended April 30, 2012 and the previous fiscal year, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Director and Officer is not currently  a director of the Company, does not hold any position with the Company, and has not been involved in any material proceeding adverse to the Company or have a material interest adverse to the Company, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC which have not been disclosed in reports filed by the Company with the Securities and Exchange Commission.   Jennifer Serek is also a director and the sole officer of Equine.

In accordance with the proposed Exchange, Serek  shall receive on Closing a total of 1,000,000 shares to be issued by the Company at Closing.   Further, over the next four years, Serek shall receive 1,000,000 shares per year for a total of 5,000,000 shares of the Common Stock of the Company.

Other than the transactions, including the proposed Exchange, noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming director and officer had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming director and officer is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

The Company has not adopted a Code of Ethics.  We rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

During the fiscal year ended April 30, 2012, we did not have any independent directors on our Board of Directors. We will not have any independent directors on our Board at Closing.   We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Involvement in Certain Legal Proceedings

Our current directors and executive officers and our incoming director and officer have not been involved in any of the following events during the past ten years:

1.
A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

	ii.	Engaging in any type of business practice; or

	iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
4.
Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.
Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.
Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.
Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

	i.	Any Federal or State securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

	iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
8.
Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Meetings and Committees of the Board

Our Board of Directors held no formal meetings during the fiscal year ended April 30, 2012. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our Board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board.

After the change in the Board of Directors, it is anticipated that the Board of Directors as it increases will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Audit Committee

Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act, except that Mr. James Durward, our President failed to timely file a Form 4.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment. While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate’s name in nomination, however, such shareholder must do so in accordance with the provisions of the Company’s Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o FuLuCai Productions Ltd. at the current address of the Company as detailed on the last filing of the Company with the Securities and Exchange Commission.  The Board has determined not to adopt a formal methodology for communications from shareholders.

Board Leadership Structure and Role on Risk Oversight

Mr. James Durward currently serves as the Company’s Chief Executive Officer, President and a Director. We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. In accordance with the proposed Exchange, Ms. Serek  will serve as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director. The proposed Incoming Director will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.   It is the intent that additional members will be appointed to the Board of Directors of the Company to ensure that the Company shall have a well-rounded and experienced Board of Directors to undertake the incoming new business of the Company.

Subsequent to the Closing, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function. Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

The following table sets forth information for the individuals who served as the senior executive officers of the Company during any portion of the last two fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year ended April 30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
James Durward, President (CEO), Director	2012	-0-	-0-	-0-	-0-	7,000	7,000
James Durward, President (CEO), Director	2011	-0-	-0-	-0-	-0-	-0-	-0-
Gordon Rix, CFO, Secretary, Treasurer, Director	2012	-0-	-0-	-0-	-0-	-0-	-0-
Gordon Rix, CFO, Secretary, Treasurer, Director	2011	-0-	-0-	-0-	-0-	-0-	-0-

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
James Durward	-0-	-0-	-0-	-0-	-0-
Gordon Rix	-0-	-0-	-0-	-0-	-0-

During the most recent fiscal year, no directors were provided any compensation except as noted above or under Summary Compensation.

The Company has made no arrangements for the cash remuneration of its directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company’s behalf. No remuneration has been paid to the Company’s officers or directors for services to date.

Security Ownership of Principal Shareholders, Directors, and Officers

Security Ownership of Certain Beneficial Owners

The following table sets forth information, as of July 27, 2012, with respect to the beneficial ownership of the Company’s Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the outstanding common stock. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable 5% stockholders have the right to exercise in the next 60 days) are exercised and additional shares of common stock are issued.

Title Of Class	Name And Address Of Beneficial Owner	Amount And Nature Of Beneficial Owner	Percent Of Class (1)
Common	James Durward, 3632-13 St SW, Calgary, Alberta, T2T 3R1	65,791,200 Common shares of which 65,000,000 shares are held directly and 791,200 shares are held indirectly.	73.10%

Security Ownership of Management

The following table shows, as of July 27, 2012, the shares of Fulucai Productions Ltd. Common Stock beneficially owned by each director (including each nominee), by each of the executive officers and by all directors and executive officers as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable officers and directors have the right to exercise in the next 60 days) are exercised and additional shares of common stock are issued.

Title Of Class	Name Of Beneficial Owner	Amount And Nature Of Beneficial Ownership	Percent of Class (1)
Common	James Durward, President, CEO and director of Fulucai Productions Ltd.	65,791,200 common shares of which 65,000,000 common shares are held directly and 791,200 Common shares are held indirectly	73.10%
Common	Gordon Rix. Secretary, CFO, Director	0	0%
Common	All Officers and Directors as a group	65,791,200 Common shares, issued and exercisable	73.1%

Other Information

We file periodic reports, proxy statements, and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at FuLuCai Productions Ltd.

FuLuCai Productions Ltd.
By Order of the Board of Directors

/s/ Jennifer Serek
Jennifer Serek
Chief Executive Officer